Exhibit 99.1

Opera Announces Proposed Follow-on Public Offering of American Depositary Shares

Oslo, Norway, September 16, 2019 – Opera Limited (“Opera” or the “Company”) (NASDAQ:OPRA), one of the world’s leading browser providers and an influential player in the field of content platforms, today announced that it intends to offer and sell 7,000,000 American Depositary Shares (“ADSs”), each representing two ordinary shares of the Company, subject to market and other conditions, in an underwritten public offering. The underwriters will have a 30-day option to purchase up to an aggregate of 1,050,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the proposed offering for general corporate purposes.

Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited will act as the lead joint bookrunners, with Cowen and Company, LLC, and B. Riley FBR, Inc. acting as joint bookrunners for the proposed ADS offering.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2019 and became effective on September 16, 2019. A preliminary prospectus supplement related to the proposed ADS offering has been filed with the SEC. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Opera

Opera is a leading global internet brand with a large, engaged and growing base of over 350 million average monthly active users in the quarter ending June 30, 2019. Today, Opera offers users across Europe, Africa and Asia a range of offerings that include its PC and mobile browsers as well as its AI-powered news reader Opera News and its app-based microlending solutions.

For more information, please visit https://investor.opera.com/

Safe Harbor Statement

This announcement contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For investor inquiries, please contact:

Derrick Nueman

Phone: +1 (408) 596-3055

Email: investor-relations@opera.com

For media inquiries, please contact:

Email: press-team@opera.com